UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

Or

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2016 and 2015
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator of the Ameriprise Financial 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 23, 2017

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Cash	$608,242	$—
Investments at fair value	1,528,521,694	1,403,162,587
Investments at contract value	140,890,090	110,221,231
Receivables:
Accrued income	33,267	28,395
Due from broker	1,668,032	790,448
Employer contributions	850,896	870,586
Participant loans	32,900,179	32,039,074
Total assets	1,705,472,400	1,547,112,321

Liabilities
Due to broker	3,715,913	526,100
Accrued expenses	240,337	241,222
Total liabilities	3,956,250	767,322
Net assets available for benefits at end of year	$1,701,516,150	$1,546,344,999
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
Contributions:
Employer, net of forfeitures	$47,632,520	$46,206,757
Participant	90,198,294	87,267,680
Participant rollovers	7,897,070	9,135,565
Total contributions	145,727,884	142,610,002
Investment income (loss):
Interest	1,871,654	1,736,403
Dividends	9,673,194	8,779,856
Net realized/unrealized appreciation (depreciation)	112,039,570	(54,990,064)
Total investment income (loss)	123,584,418	(44,473,805)
Other income	170,504	12,956,834
Interest on participant loans	1,089,776	1,062,790
Total additions	270,572,582	112,155,821
Administrative expenses	(1,175,187)	(1,114,828)
Withdrawal payments	(114,226,244)	(131,594,939)
Net increase (decrease) in net assets available for benefits	155,171,151	(20,553,946)
Net assets available for benefits at beginning of year	1,546,344,999	1,566,898,945
Net assets available for benefits at end of year	$1,701,516,150	$1,546,344,999
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2016

1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Administration of Plan Assets
Wells Fargo Bank, N.A is the Plan’s recordkeeper and the trustee of all plan assets, with the exception of the Schwab Personal Choice Retirement Account (“PCRA”) for which Charles Schwab Trust Company is the trustee. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the PCRA). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $18,000 for both 2016 and 2015 for employees under age 50. For employees age 50 and older the limit was $24,000 for both 2016 and 2015. The Plan complied with nondiscrimination requirements under the Code for both 2016 and 2015.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment due to retirement (at or after age 65), disability (as defined in the Plan) or death to receive a true-up contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $265,000 for both 2016 and 2015 before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed. Company contributions not vested at the time of termination of employment are forfeited and

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2016

can be used to pay plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2016 and 2015 were $1,720,783 and $1,681,156, respectively.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan's tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. Terminated participants can defer payments until age 70½.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan is due and payable within 45 days. A loan is considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that time frame are reported as taxable distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies and Future Adoption of New Accounting Standards
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. Administrative expenses also include expenses related to the PCRA and loan origination fees. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2016

A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant's investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. The only revenue sharing payment is on certain PCRA investments, with such revenue sharing amounts deposited into the dedicated expense account that may be used to pay eligible administrative expenses.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
Other Income
Other income includes revenue sharing payments which are recorded when earned. Other income for the Plan year ended December 31, 2015 included a special allocation related to the settlement of the Roger Krueger, et al. vs. Ameriprise Financial, et al. lawsuit. The amount participants received from the settlement was based on a number of factors as specified in the Class Action Settlement Agreement, including the participant's total assets in the Plan, how the participant's assets were allocated across the Plan's investment options, and the duration of the participant's assets in the Plan.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options at December 31, 2016 is set forth below.
Mutual Funds
Wells Fargo Advantage Small Company Growth R6 is managed by Peregrine Capital Management.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2016

Collective Investment Funds
The Collective Investment Funds include various investment options as follows: Voya Target Solution Trust Funds, Victory Small Cap Value Collective Fund (85), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust Large Cap Growth Portfolio Fund (Series 1), Columbia Trust Large Cap Index Fund A, Waddell & Reed International Core Equity CIT Fund (Class 2), EB US Mid Cap Opportunistic Value Fund II, Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund I 1 Class and Columbia Trust Intermediate Bond Fund A.
The Columbia Trust funds are managed by Ameriprise Trust Company and sub-advised by Columbia Management Investment Advisers, LLC, wholly-owned subsidiaries of Ameriprise Financial, Inc.
Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds at December 31, 2016 and 2015.
Separate Accounts
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Schwab Personal Choice Retirement Account
The PCRA, the Plan’s self-directed brokerage option, gives participants the freedom to choose from thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the PCRA on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the Columbia Trust Stable
Government Fund (which invests primarily in book value wrap contracts with varying maturities, sizes and yields, which are backed by a diversified pool of U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government), the Columbia Trust 2017 Declining Duration Bond Fund (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government) and the MetLife Insurance Stable Value Government Separate Account (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2016

by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the PCRA, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the PCRA. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
5.  Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2016

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$40,823,869	$—	$—	$40,823,869
Collective investment funds measured at net asset value ("NAV") (1)				936,544,259
Separate accounts measured at NAV (1)				71,817,962
Ameriprise Financial Stock Fund	173,572,590	—	—	173,572,590
Personal Choice Retirement Account	305,763,014	—	—	305,763,014
Total investments at fair value	$520,159,473	$—	$—	$1,528,521,694

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$39,956,077	$—	$—	$39,956,077
Collective investment funds measured at NAV (1)				847,279,642
Separate accounts measured at NAV (1)				65,268,775
Ameriprise Financial Stock Fund	168,715,952	—	—	168,715,952
Personal Choice Retirement Account	281,942,141	—	—	281,942,141
Total investments at fair value	$490,614,170	$—	$—	$1,403,162,587
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the plan year in which each transfer occurred. There were no transfers of assets between levels for the plan years ended December 31, 2016 and 2015.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount.
When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is measured at NAV as a practical expedient and represents the exit price. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2016

Separate Accounts
The fair value of units in separate accounts is measured at NAV as a practical expedient and represents the exit price.
Ameriprise Financial Stock Fund
The fair value of the assets of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.
Personal Choice Retirement Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
6.  Transaction with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustees of the Plan assets (Wells Fargo Bank, N.A. and Charles Schwab Trust Company). Transactions involving funds managed by the Company and trustees of Plan assets are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Funds are managed by Columbia Management Investment Advisers, LLC. The Columbia Trust Collective Funds are maintained by Ameriprise Trust Company and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company, a Minnesota-chartered trust company, serves as trustee and offers investment management and related services to these collective funds. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.'s common stock held by plan participants was $171,972,310 and $166,375,857 at December 31, 2016 and 2015, respectively. The total fair value of the investment options, excluding the PCRA, managed by subsidiaries of Ameriprise Financial, Inc. was $391,799,126 and $350,719,103 at December 31, 2016 and 2015, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.11% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service dated May 30, 2014 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the Trust are intended to be qualified and tax-exempt,

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2016

and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). Effective January 1, 2017, the IRS will no longer issue determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.
There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2012.
9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$1,701,516,150	$1,546,344,999
Deemed distributions of participant loans	(339,984)	(291,891)
Difference between contract value and fair value of fully benefit-responsive investment contracts	(424,052)	440,921
Net assets available for benefits per Form 5500	$1,700,752,114	$1,546,494,029

	December 31,
	2016	2015
Net increase (decrease) in net assets available for benefits per the financial statements	$155,171,151	$(20,553,946)
Change in deemed distributions of participant loans	(48,093)	115,520
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(864,973)	(778,476)
Net income (loss) per Form 5500	$154,258,085	$(21,216,902)
10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution for the 2016 plan year, which is recorded as a receivable at December 31, 2016, was posted to participant accounts on February 3, 2017.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
	WFA Small Company Growth R6	924,663	$40,823,869
	Total Mutual Funds		40,823,869

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	4,129,778	53,356,726
*	Columbia Trust Contrarian Core Fund	12,852,250	144,202,244
*	Columbia Trust Gov Money Market Fund	7,009,587	7,009,587
*	Columbia Trust Intermediate Bond Fund A	5,093,258	57,401,014
*	Columbia Trust Large Cap Index Fund A	1,415,607	110,445,684
	EB US Mid Cap Opportunistic Value Fund II	3,322,199	38,138,840
	Boston Partners Large Cap Value Equity CIT D	3,305,308	58,801,436
	Victory Small Cap Value Collective Fund (85)	3,603,069	55,514,647
	Voya Target Solution Trust Income (Class 4)	1,318,883	16,887,501
	Voya Target Solution Trust 2020 (Class 4)	2,032,336	28,395,244
	Voya Target Solution Trust 2025 (Class 4)	2,996,741	43,321,826
	Voya Target Solution Trust 2030 (Class 4)	2,973,532	44,480,735
	Voya Target Solution Trust 2035 (Class 4)	3,066,830	46,768,287
	Voya Target Solution Trust 2040 (Class 4)	2,373,440	37,180,266
	Voya Target Solution Trust 2045 (Class 4)	1,866,238	29,558,284
	Voya Target Solution Trust 2050 (Class 4)	1,001,837	15,868,403
	Voya Target Solution Trust 2055 (Class 4)	569,955	9,022,884
	Voya Target Solution Trust 2060 (Class 4)	102,287	1,150,332
	Waddell & Reed International Core Equity CIT Fund (Class 2)	6,438,362	84,471,309
	Wellington Trust Large Cap Growth Portfolio Fund (Series 1)	6,016,429	54,569,010
	Total Collective Investment Funds		936,544,259

	Separate Accounts —
	Congress Mid Cap Growth Fund	6,205,923	71,817,962
	Total Separate Accounts		71,817,962

	Ameriprise Financial Stock Fund —
*	Wells Fargo/BlackRock Short-Term Investment Fund	1,600,280	1,600,280
*	Ameriprise Financial, Inc. Common Shares	1,550,138	171,972,310
	Total Ameriprise Financial Stock Fund		173,572,590

***	Personal Choice Retirement Account		305,763,014

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts —

	MetLife Insurance Stable Value Government Separate Account	159,562	16,492,622
*	Columbia Trust 2017 Declining Duration Bond Fund	1,574,611	16,344,460
*	Columbia Trust Gov Money Market Fund	3,039,411	3,039,411
	U.S. Government and agency securities:
	FFCB 0.779% 3/22/18	1,725,000	1,727,132
	FFCB 0.814% 10/22/18	425,000	425,156
	FFCB 0.859% 10/19/18	650,000	650,695
	FHLB 1.125% 4/25/18	3,370,000	3,372,602
	FHLB 1.250% 6/8/18	2,500,000	2,505,690
	FHLB 1.875% 3/8/19	1,250,000	1,264,516
	FHLMC 3.750% 3/27/19	2,435,000	2,565,134
	FNMA 0.750% 3/14/17	3,430,000	3,430,607
	FNMA 1.625% 1/21/20	5,255,000	5,270,555
	PRIVATE EXPT FDG CORP 1.375% 2/15/17	615,000	615,434
	U.S. TREAS NTS 0.875% 9/15/19	10,305,000	10,170,149
	U.S. TREAS NTS 1.750% 5/15/23	2,835,000	2,761,245
	U.S. TREAS NTS 2.625% 11/15/20	6,105,000	6,310,091
	U.S. TREAS NTS 2.750% 11/15/23	2,900,000	2,995,609
	U.S. TIPS 0.125% 4/15/18	3,025,000	3,191,848
	FGOLD 15YR 3.500% 8/1/25	173,738	181,382
	FGOLD 15YR 3.000% 1/1/27	258,803	265,743
	FGOLD 15YR 3.000% 2/1/27	91,712	94,173
	FGOLD 15YR 3.000% 8/1/21	6,621	6,798
	FGOLD 15YR 3.000% 9/1/26	198,148	203,457
	FGOLD 15YR 3.000% 10/1/26	8,937	9,176
	FGOLD 15YR 3.000% 10/1/26	24,179	24,827
	FGOLD 15YR 3.000% 11/1/25	6,996	7,189
	FGOLD 15YR 3.000% 11/1/26	124,760	128,103
	FGOLD 15YR 3.000% 12/1/26	407,612	418,551
	FGOLD 15YR 3.500% 1/1/21	8,245	8,608
	FGOLD 15YR 3.500% 2/1/26	383,927	400,868
	FGOLD 15YR 3.500% 6/1/26	189,190	197,644
	FGOLD 15YR 3.500% 7/1/26	107,220	111,938
	FGOLD 15YR 3.500% 7/1/26	377,055	393,949
	FGOLD 15YR 3.500% 8/1/26	158,779	165,884
	FGOLD 15YR 3.500% 9/1/26	8,216	8,584

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FGOLD 15YR 3.500% 10/1/25	191,817	200,256
FGOLD 15YR 3.500% 11/1/25	187,635	195,894
FGOLD 15YR 3.500% 12/1/25	427,689	446,505
FGOLD 15YR 3.500% 12/1/25	14,939	15,596
FGOLD 15YR 5.000% 6/1/18	2,689	2,755
FGOLD 15YR 5.000% 11/1/17	2,060	2,111
FGOLD 15YR 5.500% 2/1/19	9,906	10,152
FGOLD 15YR 5.500% 10/1/18	932	933
FGOLD 15YR GIANT 3.000% 2/1/31	818,531	840,553
FGOLD 15YR GIANT 3.000% 3/1/31	507,470	521,139
FGOLD 15YR GIANT 3.000% 5/1/31	3,443,901	3,536,822
FGOLD 15YR GIANT 3.000% 7/1/30	643,589	661,079
FGOLD 15YR GIANT 3.000% 9/1/27	47,474	48,750
FGOLD 15YR GIANT 3.000% 9/1/31	822,244	845,491
FGOLD 15YR GIANT 3.000% 10/1/30	306,478	314,716
FGOLD 15YR GIANT 3.000% 11/1/26	445,483	457,457
FGOLD 15YR GIANT 3.000% 12/1/26	177,447	182,212
FGOLD 15YR GIANT 3.000% 12/1/30	1,078,629	1,107,667
FGOLD 15YR GIANT 3.500% 1/1/27	304,526	318,170
FGOLD 15YR GIANT 3.500% 1/1/30	390,083	408,167
FGOLD 15YR GIANT 3.500% 4/1/30	162,419	169,957
FGOLD 15YR GIANT 3.500% 6/1/29	97,801	102,319
FGOLD 15YR GIANT 3.500% 7/1/29	328,088	343,267
FGOLD 15YR GIANT 3.500% 9/1/26	92,497	96,579
FGOLD 15YR GIANT 3.500% 10/1/26	293,909	306,958
FGOLD 15YR GIANT 3.500% 11/1/25	70,318	73,419
FGOLD 15YR GIANT 3.500% 11/1/29	569,443	595,795
FGOLD 15YR GIANT 3.500% 12/1/25	5,844	6,103
FGOLD 15YR GIANT 3.500% 12/1/29	673,644	704,825
FGOLD 15YR GIANT 4.000% 5/1/25	147,317	154,917
FGOLD 15YR GIANT 4.000% 6/1/26	408,769	430,093
FGOLD 15YR GIANT 4.000% 7/1/26	173,943	182,849
FGOLD 15YR GIANT 4.000% 12/1/26	85,755	90,899
FHLMC 5/1 HYBRID ARM 3.213% 12/1/36	67,959	72,664
FHLMC_T-13 6.085% 9/25/29	137	136
FGOLD 15YR GIANT 3.000% 9/1/30	563,852	579,175

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FGOLD 15YR GIANT 3.500% 3/1/30	73,779	77,206
FNMA 15YR 3.500% 1/1/26	78,642	82,043
FNMA 15YR 3.500% 1/1/26	10,173	10,610
FNMA 15YR 3.500% 1/1/26	106,624	111,228
FNMA 15YR 3.500% 2/1/26	188,045	196,176
FNMA 15YR 3.500% 3/1/26	621,697	648,580
FNMA 15YR 3.500% 9/1/26	236,321	246,555
FNMA 15YR 3.500% 10/1/25	202,808	211,570
FNMA 15YR 3.500% 10/1/25	497,077	518,540
FNMA 15YR 3.500% 10/1/25	363,021	378,588
FNMA 15YR 3.500% 10/1/25	462,651	482,440
FNMA 15YR 3.500% 11/1/25	121,065	126,297
FNMA 15YR 3.500% 12/1/25	43,628	45,514
FNMA 15YR 4.000% 5/1/25	103,381	109,149
FNMA 15YR 4.000% 6/1/25	187,052	197,538
FNMA 15YR 4.000% 8/1/18	49,003	50,426
FNMA 15YR 4.000% 9/1/24	98,741	104,234
FNMA 15YR 4.500% 2/1/25	190,359	200,261
FNMA 15YR 4.500% 3/1/23	5,780	6,060
FNMA 15YR 4.500% 5/1/24	6,149	6,500
FNMA 15YR 4.500% 10/1/24	95,973	100,770
FNMA 15YR 5.000% 1/1/19	14,755	15,100
FNMA 15YR 5.000% 2/1/24	86,423	91,666
FNMA 15YR 5.000% 5/1/23	73,965	75,996
FNMA 15YR 5.000% 5/1/23	53,648	56,886
FNMA 15YR 5.000% 6/1/23	47,356	48,980
FNMA 15YR 5.000% 8/1/20	81,711	83,826
FNMA 15YR 5.000% 11/1/18	5,072	5,190
FNMA 15YR 5.000% 11/1/23	36,105	38,310
FNMA 15YR 5.000% 12/1/18	25,016	25,673
FNMA 15YR 5.500% 2/1/18	1,927	1,954
FNMA 15YR 5.500% 3/1/18	2,909	2,949
FNMA 15YR 5.500% 7/1/18	3,563	3,568
FNMA 15YR 5.500% 7/1/18	4,075	4,151
FNMA 15YR 6.000% 2/1/20	429	430
FNMA 30YR 6.000% 11/1/28	21,072	23,561

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 30YR 6.500% 4/1/32	28,636	32,398
FNMA 30YR 6.500% 4/1/32	11,024	12,472
FNMA 30YR 7.000% 7/1/28	5,640	5,695
FNMA 10/1 HYBRID ARM 2.718% 5/1/35	36,008	37,486
FNMA 10/1 HYBRID ARM 2.740% 10/1/34	5,625	5,933
FNMA 10/1 HYBRID ARM 3.042% 12/1/35	15,749	15,859
FNMA 10/1 HYBRID ARM 3.309% 12/1/33	1,594	1,680
FNMA 15YR 3.000% 1/1/30	196,982	202,316
FNMA 15YR 3.000% 1/1/31	381,029	391,346
FNMA 15YR 3.000% 2/1/29	929,915	955,094
FNMA 15YR 3.000% 2/1/30	632,540	649,668
FNMA 15YR 3.000% 2/1/31	974,856	1,001,253
FNMA 15YR 3.000% 2/1/31	914,245	939,000
FNMA 15YR 3.000% 3/1/31	1,359,296	1,396,101
FNMA 15YR 3.000% 3/1/31	177,731	182,544
FNMA 15YR 3.000% 4/1/31	313,744	322,239
FNMA 15YR 3.000% 5/1/31	936,574	961,934
FNMA 15YR 3.000% 6/1/30	956,226	982,118
FNMA 15YR 3.000% 7/1/30	126,178	129,595
FNMA 15YR 3.000% 9/1/29	242,724	249,298
FNMA 15YR 3.000% 10/1/30	681,325	699,773
FNMA 15YR 3.000% 10/1/30	635,976	653,197
FNMA 15YR 3.000% 10/1/30	1,401,170	1,439,110
FNMA 15YR 3.000% 10/1/30	664,278	682,265
FNMA 15YR 3.000% 11/1/30	485,388	498,531
FNMA 15YR 3.000% 11/1/31	1,908,994	1,960,771
FNMA 15YR 3.500% 1/1/26	11,489	11,984
FNMA 15YR 3.500% 1/1/26	174,511	182,081
FNMA 15YR 3.500% 1/1/27	200,713	209,317
FNMA 15YR 3.500% 1/1/30	649,093	677,282
FNMA 15YR 3.500% 2/1/26	102,259	106,671
FNMA 15YR 3.500% 2/1/26	348,572	363,605
FNMA 15YR 3.500% 2/1/29	420,089	438,092
FNMA 15YR 3.500% 2/1/30	654,464	682,289
FNMA 15YR 3.500% 2/1/31	559,238	583,505
FNMA 15YR 3.500% 4/1/26	153,166	159,763

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 15YR 3.500% 4/1/30	136,343	142,247
FNMA 15YR 3.500% 4/1/30	168,505	175,837
FNMA 15YR 3.500% 6/1/26	7,974	8,318
FNMA 15YR 3.500% 6/1/27	161,789	168,780
FNMA 15YR 3.500% 6/1/29	132,629	138,181
FNMA 15YR 3.500% 6/1/30	283,707	296,572
FNMA 15YR 3.500% 7/1/29	349,208	364,162
FNMA 15YR 3.500% 8/1/26	9,565	9,980
FNMA 15YR 3.500% 8/1/26	89,432	93,272
FNMA 15YR 3.500% 8/1/27	78,318	81,796
FNMA 15YR 3.500% 8/1/29	564,209	587,985
FNMA 15YR 3.500% 8/1/29	708,506	739,129
FNMA 15YR 3.500% 9/1/28	48,082	50,162
FNMA 15YR 3.500% 9/1/29	730,309	761,859
FNMA 15YR 3.500% 9/1/29	553,745	577,221
FNMA 15YR 3.500% 10/1/26	907,492	945,954
FNMA 15YR 3.500% 10/1/26	189,820	198,039
FNMA 15YR 3.500% 10/1/26	247,718	258,475
FNMA 15YR 3.500% 10/1/26	228,903	239,069
FNMA 15YR 3.500% 10/1/28	190,372	198,494
FNMA 15YR 3.500% 10/1/29	234,462	245,215
FNMA 15YR 3.500% 11/1/25	277,358	289,358
FNMA 15YR 3.500% 11/1/26	485,374	506,358
FNMA 15YR 3.500% 11/1/28	335,267	349,745
FNMA 15YR 3.500% 12/1/28	195,659	203,840
FNMA 15YR 4.000% 1/1/29	124,190	129,985
FNMA 15YR 4.000% 1/1/29	124,190	129,985
FNMA 15YR 4.000% 1/1/29	124,190	129,985
FNMA 15YR 4.000% 1/1/29	124,190	129,985
FNMA 15YR 4.000% 11/1/26	124,219	131,207
FNMA 15YR 4.500% 5/1/24	54,060	57,087
FNMA 6M LIBOR ARM 2.464% 9/1/35	67,291	70,878
FNMA 6M LIBOR ARM 2.561% 3/1/34	35,298	34,495
FNMA 6M LIBOR ARM 2.633% 8/1/34	11,958	11,831
FNMA 6M LIBOR ARM 2.665% 11/1/32	6,631	6,801
FNMA 6M LIBOR ARM 2.665% 12/1/32	35,694	37,745

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 7/1 HYBRID ARM 2.983% 3/1/36	18,371	18,607
FNMA 7/1 HYBRID ARM 3.128% 1/1/36	4,282	4,466
FNMA 7/1 HYBRID ARM 3.129% 1/1/34	24,794	25,779
FNMA MEGA 15YR REMIC-BACKED 3.500% 11/1/25	397,048	414,193
FNMA_03-W11 4.293% 6/25/33	411	430
FNMA_04-60 5.500% 4/25/34	20,216	20,831
FNMA_11-16 3.500% 3/25/26	14,671	14,883
FNMA_11-55 3.000% 7/25/25	176,614	180,147
FNMA_12-31 1.750% 10/25/22	431,141	431,849
GNMA_12-111 2.211% 4/16/47	53,108	53,285
GNMA_12-142 1.105% 5/16/37	282,863	277,276
GNMA_12-55 1.750% 8/16/33	151,513	151,683
GNMA_12-86 1.558% 4/16/40	111,522	111,089
GNMA_13-12 1.410% 10/16/42	277,352	272,725
GNMA_13-126 1.540% 4/16/38	207,701	204,075
GNMA_13-140 1.650% 2/16/38	670,834	657,758
GNMA_13-146 2.000% 8/16/40	325,195	325,429
GNMA_13-17 1.558% 10/16/43	238,461	233,904
GNMA_13-2 1.600% 12/16/42	261,484	259,629
GNMA_13-30 1.500% 5/16/42	406,866	400,781
GNMA_13-32 1.900% 1/16/42	379,957	376,726
GNMA_13-33 1.061% 7/16/38	399,819	392,271
GNMA_13-35 1.618% 2/16/40	320,710	314,834
GNMA_13-40 1.511% 10/16/41	242,252	238,136
GNMA_13-45 1.450% 10/16/40	224,872	221,514
GNMA_13-50 2.100% 6/16/39	195,682	194,179
GNMA_13-52 1.150% 6/16/38	322,749	316,206
GNMA_13-73 1.350% 1/16/39	259,640	255,665
GNMA_13-78 1.624% 7/16/39	130,323	128,879
GNMA_13-179 1.800% 7/16/37	183,265	180,959
GNMA_13-194 2.250% 5/16/38	163,989	163,773
GNMA_14-103 1.742% 6/16/53	370,528	375,356
GNMA_14-47 2.250% 8/16/40	65,548	65,700
GNMA_15-109 2.528% 2/16/40	522,171	525,203
GNMA_15-21 2.600% 11/16/42	226,432	228,044
GNMA_15-33 2.650% 2/16/45	537,568	542,178

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

	GNMA_15-5 2.500% 11/16/39	375,115	376,456
	GNMA_15-78 2.918% 6/16/40	651,702	658,721
	PRIVATE EXPT FDG CORP 5.450% 9/15/17	345,000	355,390
	Total fully benefit-responsive investment contracts		140,466,041

*	Loans to Participants
	Various Loans, 3.25% — 9.5% due through 2044		32,900,179
	Less: Deemed distributions		(339,984)
	Net participant loans		32,560,195

	Assets Held at End of Year per Form 5500		$1,701,547,930

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 23, 2017	By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.